                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)1

                          United Industrial Corporation
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 2 of 9 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS(ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                      1,807,350
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                    8    SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              1,807,350
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,807,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 3 of 9 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS(ENTITIES ONLY)

                              STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                      1,807,350
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                    8    SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              1,807,350
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,807,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 4 of 9 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS(ENTITIES ONLY)

                              WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                      1,827,350(1)
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                    8    SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              1,827,350(1)
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,827,350(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  20,000 Shares of Common Stock  underlying  options granted to Mr.
     Lichtenstein that are exercisable within 60 days of the date hereof.

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 5 of 9 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS(ENTITIES ONLY)

                              GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                      15,000(1)
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                    8    SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              15,000(1)
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of 15,000 Shares of Common Stock underlying options granted to Mr.
     Kassan that are exercisable within 60 days of the date hereof.

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 6 of 9 Pages
--------------------                                          ------------------

          The following constitutes Amendment No. 14 ("Amendment No. 14") to the
Schedule 13D filed by the undersigned. This Amendment No. 14 amends the Schedule
13D as specifically set forth.

     Item 2(a)-(c) is hereby amended to add the following:

          (a)-(c) Steel Partners,  L.L.C., a Delaware limited  liability company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein,
who  is  Chairman  of  the  Board,   Chief  Executive   Officer  and  Secretary.
Accordingly,  Partners  LLC is referred to herein as a  "Reporting  Person." The principal  business  of Partners  LLC is acting as the general  partner of Steel
Partners  II. The  principal  business  address of  Partners  LLC is 590 Madison
Avenue, 32nd Floor, New York, New York 10022.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase  price of the 1,807,350  Shares owned by Steel
Partners II is $24,194,038, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  12,354,551  Shares  outstanding  as reported in the
Issuer's  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 10, 2005.

          As of the  close  of  business  on May 16,  2005,  Steel  Partners  II beneficially  owned 1,807,350 Shares,  constituting  approximately  14.6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,807,350  Shares owned by Steel Partners
II, constituting approximately 14.6% of the Shares outstanding. Mr. Lichtenstein beneficially  owned 1,827,350  Shares (which  includes 20,000 Shares  underlying
options   exercisable   within  60  days  of  the  date  hereof),   representing
approximately 14.8% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,807,350  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          As of the close of business on May 16, 2005,  Mr. Kassan  beneficially owned 15,000 Shares of Common Stock  underlying  options  exercisable  within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 7 of 9 Pages
--------------------                                          ------------------

     Item 5(c) is hereby amended to add the following:

          Schedule A annexed hereto lists all  transactions in the Shares during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 8 of 9 Pages
--------------------                                          ------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: May 17, 2005                       STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By:/s/ Warren G. Lichtenstein
                                             ---------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By:/s/ Warren G. Lichtenstein
                                             ---------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------------
                                          WARREN G. LICHTENSTEIN

                                          /s/ Glen M. Kassan
                                          ------------------------------------
                                          GLEN M. KASSAN

--------------------                                          ------------------
CUSIP No. 910671106                    13D                     Page 9 of 9 Pages
--------------------                                          ------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock              Price Per                 Date of
    Purchased                        Share($)                 Purchase
    ---------                        --------                 --------

                             Steel Partners II, L.P.
                             -----------------------
      69,900                         32.0772                  5/11/05
      56,900                         32.0848                  5/12/05
      98,500                         32.0486                  5/13/05

                             Steel Partners, L.L.C.
                             ----------------------
                                      None

                             Warren G. Lichtenstein
                             ----------------------
                                      None

                                 Glen M. Kassan
                                 --------------
                                      None